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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )*

INTRAC, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46116Y307

(CUSIP Number)

December 8, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 46116Y307			Page 2 of 6

1.	Name of Reporting Person: Dr. Elizabeth L. Rogers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,643,461 (1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,643,461 (1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,643,461 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: IN

CUSIP NO. 46116Y307	Page 3 of 6

(1) Includes a unit purchase option to acquire 17,246 shares; warrants to purchase 1,725 shares and 77,614 shares obtainable upon exercise of presently exercisable options, all granted to the reporting person’s spouse. The reporting person disclaims beneficial ownership in such shares except to the extent of her pecuniary interest therein. Excludes 97,150 shares of common stock owned by Dr. Rogers’ adult children who do not reside with Dr. Rogers.

CUSIP NO. 46116Y307	Page 4 of 6

Item 1(a).	Name of Issuer

Intrac, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

130 West 42nd Street, 12th Floor
New York, NY 10036

Item 2(a).	Name of Person Filing

Dr. Elizabeth L. Rogers (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

7772 Fisher Island Drive
Miami Fl, 33109

Item 2(c).	Citizenship

Unites State of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

46116Y307

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

(a)	Amount beneficially owned:

1,643,461 (the “Shares”) (1)

(b)	Percent of class:

6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,643,461 (1)

CUSIP NO. 46116Y307	Page 5 of 6

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

1,643,461 (1)

(iv)	Shared power to dispose or to direct the disposition of

-0-

(1) Includes a unit purchase option to acquire 17,246 shares; warrants to purchase 1,725 shares and 77,614 shares obtainable upon exercise of presently exercisable options, all granted to the reporting person’s spouse. The reporting person disclaims beneficial ownership in such shares except to the extent of her pecuniary interest therein. Excludes 97,150 shares of common stock owned by Dr. Rogers’ adult children who do not reside with Dr. Rogers.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 46116Y307	Page 6 of 6

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18 , 2005
Date

/s/ Elizabeth L. Rogers
Signature

Dr. Elizabeth L. Rogers
Name/Title